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Hillary Coleman

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4733 tel 212 701 5733 fax hillary.coleman@davispolk.com

August 6, 2020

Re:	Grayscale Ethereum Trust (ETH)

Amendment No. 1 to

Draft Registration Statement on Form 10-12G

Submitted June 16, 2020

CIK No. 0001725210

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sandra Hunter Berkheimer, Legal Branch Chief

David Lin, Staff Attorney

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 22, 2020 (the “Comment Letter”). On June 16, 2020, the Sponsor confidentially submitted Amendment No. 1 to the draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter the Company’s Registration Statement on Form 10-12G (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form 10-12G

Cover Page

1.

Immediately following the first sentence of the second paragraph, please state that the Trust has not met its investment objective. Please also remove language about providing assurances and instead plainly disclose that the Shares have not reflected the value of ETH minus expenses and liabilities and, instead, have traded at a substantial premium. Please make similar revisions throughout.

Response: The Sponsor has revised the disclosure on the cover page and pages 3-4, 63, and 70 of Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

Summary, page 4

2.

We note your response to prior comment 5. Please revise your disclosure throughout to focus on the most significant reasons why the value of the Shares may not reflect the value of the Trust’s Digital Asset Holdings per Share.

Response: The Sponsor respectfully advises the Staff that it believes that all of the factors disclosed regarding the variance between the value of the Shares and the Trust’s Digital Asset Holdings per Share may at any given time be significant and that such factors are disclosed in what the Sponsor believes to be descending order of significance. However, the Sponsor respectfully advises the Staff that it does not have actual knowledge of the impact that any given factor may have on the trading price of the Shares at any given time.

Recent Developments, page 8

3.	We note your disclosure regarding the volatility of digital asset prices, including ETH. Please describe the price movements in the Shares during the first two quarters of 2020.

Response: The Sponsor has revised the disclosure on pages 8-9 in the Recent Developments of Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

Risk Factors

The Index Price used to calculate the value of the Trust’s ETH..., page 22

4.	We note your response to our prior comment 10. Please further revise your disclosure in this risk factor to discuss the recent volatility of the Index Price and the price of ETH generally.

Response: The Sponsor has revised the disclosure on page 20 of Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

Shareholders who purchase shares on OTCQX..., page 25

5.	Please revise the second sentence to say that investors who purchase Shares on the OTCQX pay substantially more than investors who purchase Shares directly from the Trust.

Response: The Sponsor has revised the disclosure on the cover page and page 23 of Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

Recent Sales of Unregistered Shares, page 85

6.

We note your response to comment 11, which references in the second paragraph certain pre-existing relationships that “may” exist among the parties from time to time. In your next response letter, please tell us in greater detail the nature of any material relationships that these parties actually had either in connection with or in addition to the private placements.

Response: The Sponsor understands the Staff’s comment to be asking for greater detail regarding any material pre-existing relationships between the Authorized Participant and investors of the Trust that are trading counterparties of the Authorized Participant or borrowing counterparties of an affiliate of the Authorized Participant. Trading counterparties of the Authorized Participant have in the past purchased ETH from the Authorized Participant and then used all or a portion of such ETH to subscribe for Shares of the Trust. Borrowing counterparties of an affiliate of the Authorized Participant have also borrowed ETH from such affiliate and used all or a portion of such ETH to subscribe for Shares of the Trust in the past. Borrowing counterparties may also pledge Shares of the Trust to the affiliate of the Authorized Participant in order to borrow digital assets or cash.

7.

Please provide us with additional information regarding your experience in practice with respect to legend removal. For example, what percentage of Shares are transferred into street name after removal of the legend? Do private placement investors request legend removal regardless of whether they intend to transfer ownership of the Shares? How long after the private placement do investors typically request legend removal? What percentage of Shares have their legends removed within 12 - 15 months of the private placement? Of the 10,775,288 Shares that were restricted as of March 31, 2020, how many were issued in private placements during the prior 12 months?

Response: As disclosed under “Description of the Shares—Transfer Restrictions” of Exhibit 99.1 to the Registration Statement, on a bi-weekly basis, the Trust identifies the Shares that have been held for the requisite holding period under Rule 144, which as of the date of this letter is 12 months, by non-affiliates of the Trust and assesses whether the Rule 144 transfer restriction legends may be removed pursuant to Rule 144 and the SEC’s guidance set forth in footnote 65 to the Rule 144 Adopting Release (Release No. 33-8869, December 6, 2007).1 After undertaking the procedures set forth in the Sponsor’s response to prior comment 11 and as disclosed under “Description of the Shares—Transfer Restrictions” of Exhibit 99.1 to the Registration Statement, the Trust instructs the Transfer Agent to remove legends from all Shares that satisfy the conditions of Rule 144 without individual requests from the investors. As a result, all Shares held

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In footnote 65 to Release No. 33-8869, the SEC stated “we do not object if issuers remove restrictive legends from securities held by non-affiliates after all of the applicable conditions in Rule 144 are satisfied.”

by non-affiliates meeting the requirements under Rule 144 have their legends removed shortly after 12 months of being purchased in the private placement and all 10,775,288 Shares that were restricted as of March 31, 2020 were issued in private placements during the prior 12 months. The Trust includes disclosure of this process in the Trust’s private placement memorandum and the investors therefore purchase Shares in the private placement with the expectation that the legends will be removed upon satisfying the requirements of Rule 144. The Sponsor has implemented this procedure to streamline the administration and operation of the Trust and to reduce the expenses that would be incurred by addressing individual requests for legend removal.

After removal of the legend, private placement investors typically transfer their Shares via the direct registration system and hold them in street name at their brokerage account. The Sponsor does not track when such transfers from the direct registration system to their brokerage account take place and is unable to provide the Staff with the percentage of Shares that are transferred into street name after removal of the legend.

The Sponsor has revised the disclosure on page 84 of Exhibit 99.1 to the Registration Statement to clarify that Shares are aggregated on a bi-weekly, rather than monthly, basis.

Transfer Restrictions, page 87

8.

We reissue our prior comment 12. We note your disclosure that after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days, the minimum holding period under Rule 144 will be reduced from one year to six months. Please revise your disclosure throughout the document as appropriate to explain the effects of a shortened holding period.

Response: The Sponsor has revised the disclosure on pages 4 and 84 of Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

General

9.

You state throughout that the Shares are designed to provide investors with a cost-effective and convenient way to gain investment exposure to ETH. Since the Trust has not met its investment objective and the Shares do not reflect the value of ETH minus expenses and liabilities, please tell us if you believe the Shares are accomplishing what they were designed to do and explain the basis for your belief.

Response: Although the Shares that trade on OTCQX® Best Market have not historically reflected the value of the Trust’s ETH, less the Trust’s expenses and liabilities, the Sponsor nonetheless believes that the Shares are accomplishing what they were designed to do, which is to provide investors with a cost-effective and convenient way to gain investment exposure to ETH.

The Sponsor believes the Shares are cost-effective because a substantial direct investment in ETH may require expensive and time-consuming arrangements in connection with the acquisition, transfer, security and safekeeping of the ETH. Handling digital assets on one’s own can be risky, as the private keys that ensure access to an investor’s digital assets can be susceptible to loss or theft. This potentially exposes one’s digital asset position to partial or total loss, often with limited or no recourse. A substantial direct investment in ETH may also involve the payment of substantial fees to acquire such ETH from the Digital Asset Market, such as Digital Asset Exchanges.

The Sponsor believes the Shares are convenient because they enable investors to avoid the challenges of acquiring, transferring, securing and safekeeping ETH on their own. In addition to the risks of loss described above, individuals and institutions seeking to directly purchase or sell ETH may often transact via unfamiliar intermediaries that in some cases may be unregulated and/or insecure. This often requires investors to transmit funds to jurisdictions where they might not be comfortable. Instead, an investment in the Shares enables investors to pass these tasks onto Grayscale and its service providers. In addition, unlike many direct investments in ETH, an investment in the Shares entitles an investor to periodic and current reporting, audited financial statements, tax reporting and institutional-grade custody from reputable service providers that include the Trust’s sponsor, auditor, counsel and custodian. Collectively, these characteristics make an investment in the Shares convenient for investors and familiar to both them and advisors they may consult in connection with their investments, such as financial and tax advisors.

The Trust is the only publicly traded investment product in the U.S. that allows an investor to gain exposure to investment exposure to ETH in the form of a security that can be held in a brokerage account alongside their other investments in stocks, bonds and other financial instruments. On OTCQX® Best Market, the top tier operated by the OTC Markets Group, Shares of the Trust are consistently among the most actively traded securities, ranking 11th with $600.6 million in notional trading volume for the six months ended June 30, 2020. If this notional trading volume was compared to global commodity ETPs for the same period, they would rank 33rd. Although the Shares have historically traded at a substantial premium over the Trust’s Digital Asset Holdings when traded on OTCQX® Best Market, such market prices and their relation to the Trust’s Digital Asset Holdings are transparent and publicly available to investors. That the Shares continue to be bought, sold and traded in a highly liquid market, despite such historical premium, is indicia of their demand. For these reasons, the Sponsor believes that the Shares are accomplishing what they were designed to do – to provide a cost-effective and convenient way for investors to gain investment exposure to ETH – even though the Trust has not met its investment objective.

* * *

Please do not hesitate to contact me at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Hillary Coleman

Hillary Coleman

cc:	Joseph A. Hall, Davis Polk & Wardwell, LLP

Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC

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